Exhibit 10.5

May 1, 2007

Kenneth J. Binder
23 West 73rd Street, Apt. 1006
New York, NY 10023

Re: Employment Agreement Amendment

Dear Ken:

Reference is hereby made to that certain Employment Agreement entered into by and between you ("Employee") and Chromalloy Gas Turbine Corporation ("CGTC") dated March 2, 2000 (hereinafter, the "Employment Agreement"). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Employment Agreement. The Employment Agreement is hereby amended as follows:

1. For purposes of this amendment, Sequa Corporation is the employer rather than Chromalloy Gas Turbine Corporation; therefore, the Employment Agreement is amended by replacing the name "Chromalloy Gas Turbine Corporation" with "Sequa Corporation" and "CGTC" with "Sequa" wherever such names, respectively, appear in the Employment Agreement.

2. The second WHEREAS clause is amended by adding ", among others," after "business" in line 1.

3. Section 1.2 ("Employment") is amended by replacing "President of Strategic Operations and as Chief Financial Officer" with "Executive Vice President and Chief Financial Officer" in line 1; and by replacing "Chairman of the Board of Directors (the *"Chairman"*)" with "Vice Chairman and Chief Executive Officer (the "CEO")" in line 4; and by replacing "Chairman" with "CEO" wherever such term appears.

4. Section 1.2(c) is removed in its entirety.

5. Section 1.3 ("Place of Employment") is amended by replacing "San Antonio, Texas" with "New York, New York" in line 2.

6. Section 2.2 ("Bonus") is amended by replacing the second sentence with "If a bonus is paid, it will be paid in accordance with Sequa's Management Incentive Bonus Program for Corporate Non-Executive Officers and Corporate Staff."

7. Section 3.1(a) (Definition of "The Business") is amended by replacing the entire section with: "The term "Business" shall mean the business carried on by Sequa, its subsidiaries, or affiliates in any part of the world.

8. Section 4.1("Termination"), sub-section (a) is amended by replacing "90" with "30" in line 1.

9. Section 4.1("Termination"), sub-section (c)(i) is amended by replacing "President" with Executive Vice President and Chief Financial Officer" in line 5.

10. Section 4.3(e) is, by its terms, no longer operative and therefore is removed in its entirety.

11. Section 5.1("Arbitration") is amended by replacing "San Antonio, Texas" with "New York, New York" in line 14.

12. Section 7.2 ("Governing Law") is amended by replacing "Texas" with "New York" in line 2.

13. Section 7.4 ("Severability") is amended by replacing "Texas" with "New York" in line 3.

Along with this Amendment Employee has also signed the Sequa Corporation Trade Secret Agreement.

All other terms and conditions of the Employment Agreement shall remain in full force and effect and are hereby ratified by the Employee and Sequa.

If the foregoing confirms your agreement and understanding, please so indicate by signing in the space provided below and returning one (1) original of this letter to me.

Very truly yours,
Sequa Corporation

/s/ Martin Weinstein
Martin Weinstein
Vice Chairman and Chief Executive Officer

Acknowledged and Agreed
this 1st day of May 2007

/s/ Kenneth J. Binder
Kenneth J. Binder